July 28, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn: Patrick Fullem and Jennifer Angelini

RE: Spirit AeroSystems Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Response Dated June 22, 2022

File No. 001-33160

Dear Mr. Fullem and Ms. Angelini:

This letter sets forth Spirit AeroSystems Holdings, Inc.’s (the “Company”) responses to the comment letter, dated July 15, 2022, from the Staff of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) and the Company’s response letter, dated June 22, 2022 (the “Initial Response Letter”), to your initial comment letter, dated June 9, 2022. For your convenience, each of your comments is set forth below, followed by the Company’s response.

Risk Factors, page 14

1.	We note your response to prior comment two. Please further address the following:

●	Please clearly identify the transition risks you have considered, including those identified in our comment, and tell us how you evaluated them, providing support for your determinations of materiality.

Company Response: The Company continually evaluates the potential transition risks related to climate change, including, specifically, risks to our current operations, contractual rights and obligations, relationships with our customers, regulatory requirements, and opportunities to leverage the Company’s existing and developing technology and intellectual property for “low-carbon” products. Additionally, the Company is focused on the potential risk that products that currently provide revenue may be replaced with “lower-carbon” products over time.

The Company’s assessment of materiality considers whether there is a substantial likelihood that the information, including transition and other risks, would have been viewed by the reasonable investor as having significantly altered the total mix of information made available.

As part of the Company’s assessment of materiality, the Company carefully evaluates qualitative factors. The aviation business is a long-cycle business, with products typically taking a decade or more from concept to regulatory approval to first delivery. This product development cycle is dependent upon multiple factors, including available engine and other technology, fuel choice and availability, advanced materials, manufacturing techniques, airport infrastructure, global supply chain readiness, the aviation market’s demand for replacement aircraft, and the cost of development, among others.

The Company considers potential technology risks and opportunities in the context of industry trends that might impact the aviation industry and the Company’s ability to respond to the needs of its customers. The aviation industry has set a target to achieve net-zero carbon emissions by 2050, which has been adopted by the International Air Transport Association (IATA). To deliver on this industry target, the aviation industry has identified technological innovation – specifically, increased fuel-efficiency, light-weight planes, electrification and hybrid technologies – as a top priority. These targets and any plans to provide viable solutions will take many years to resolve.

While the Company acknowledges the risks outlined above, as the world’s largest supplier of composite aerostructures – producing over 2.5 million pounds of composite structures each year – we are well positioned to support low-carbon technological innovations. As such, we view technological shifts associated with the transition to a low carbon economy as an opportunity for the Company. The Company works to apply its distinctive capabilities in an effort to reduce carbon emissions through the life cycle of aircraft development, manufacturing, operations, and retirement.

As a design and manufacture partner with multiple original equipment manufacturers (“OEMs”), the Company believes it is in a position to continue to participate in future aviation platforms, including “low carbon” ones. However, as stated in the risk factor captioned “Risk Factors – Our business depends, in part, on securing work for replacement programs” in the Form 10-K, the Company is not guaranteed to win work content on new products. The Company’s existing aerostructures backlog, which is disclosed in the Form 10-K, covers multiple years of production based upon current and expected production volumes, exclusive of incremental sales of existing products our customers sell to airline customers.

The Company also considers quantitative data, to the extent available, and the potential associated impact, and, if material, based on the definition above, would provide specific disclosure. To date, none of the transition risks described above have impacted the Company’s results of operations in the periods reported in the Form 10-K. However, as the Company’s risk factors and the Initial Response Letter indicate, dependent on long-cycle decisions on new product development by the Company’s customers and the various factors outlined above, to the extent the Company can identify specific qualitative and quantitative impacts of these transition risks, the Company will provide disclosures accordingly.

●	Your response indicates that your SEC filings address the impacts climate-change and associated regulations may potentially have on you. Please provide references to the relevant disclosure, such as the risks that your existing products may be replaced by products you do not currently manufacture and that you may be required to make material investments. In this regard, the risk factor on page 21 relating to climate change appears to focus on legislative and regulatory initiatives and the severity and frequency of natural disasters.

Company Response: The Company considers potential risks and opportunities associated with current regulation. Types of risks considered include, but are not limited to, regulations pertaining to energy efficiency, energy consumption reporting, and green building codes and standards. The Company’s operations are subject to extensive regulation under environmental, health, and safety laws and regulations in the U.S. and other countries in which the Company operates. However, potential risks associated with current and prospective regulations associated with climate change are not considered to be material to our business at this time.

New or revised laws and regulations, or stricter interpretations of existing laws, in this area could directly or indirectly affect the Company, its customers, or its suppliers by increasing production costs, affecting customer preferences or otherwise impacting operations. Based upon the complexity of the regulatory process and the underlying drivers of potential regulation, we expect the pace of policy and regulatory changes to develop over time as governments consider the impact of proposed climate change laws and regulations on their constituencies, markets and economies. As a result, we anticipate there will be sufficient time to adjust to potential changes, and the company is closely following emerging regulatory developments.

As referenced above and as discussed in the Initial Response Letter, changes in the products the Company’s customers offer to airlines, driven by the global response to climate change, have the potential to impact demand for products the Company currently manufactures. Specifically, as stated in the risk factor captioned “Risk Factors – Our business depends, in part, on securing work for replacement programs” in the Form 10-K, the Company is not guaranteed to win work content on new products.

●	Your response identifies an industry-wide goal of carbon neutrality by 2050. Please tell us how you considered disclosing the transition risks relating to this goal and the potential consequences to the company. Provide more information regarding the potential declines in product demand, replacement of products, and material investments, including expected timing.

Company Response: In the Initial Response Letter, the Company addressed the potential consequences to the Company related to transition risks. While the Company is a design and manufacturing partner to its customers, the Company is not an OEM. As a result, the Company cannot provide specific timelines due to the fact that potential replacement aircraft platforms have not been fully planned by its customers or designed or engineered for manufacturability. The Company does not have specific knowledge of whether, and the timeframe over which, these products may come to market, or what the investment required to build these products could be.

If the Company were to win work content on an entirely new product, it is possible there would be material non-recurring investments required to support the manufacture of such a product; however, there are no such products pending, and the Company is not in a position at this time to specifically quantify the potential future financial statement risks or benefits.

The existing base of aircraft around the world, the current backlog, the forecasted demand for replacement aircraft over the next twenty years, and the long-cycle nature of the aviation industry contribute to an environment where the Company expects to receive significant advance notice on when potential new aviation products may come to market in significant enough numbers. At such time, the Company will evaluate and address the risks and provide disclosure as required.

●	We note from your response that you are not in a position to specifically quantify the potential future financial statement risks or benefits of transitioning to an entirely low-carbon portfolio due to the "early stage of determining what products may be required and the long-cycle nature" of your business. Please tell us how you considered disclosing these uncertainties and the associated risks.

Company Response: As noted in our responses above, the Company’s primary manufacturing operations relate to the production of aerostructures for OEMs. The Company understands that, over the long-term, new aviation products, driven in part by the industry’s commitment towards carbon neutrality by 2050, may begin to replace the products the Company manufactures today. In connection with preparing the Form 10-K, the Company considered whether to disclose the potential future financial statement risks or benefits of transitioning to an entirely low-carbon portfolio, the direct and indirect impacts of climate change and the potential for a decrease in the demand for the Company’s products in the risk factors listed below. However, for the reasons described above, the Company determined not to include any disclosure to specifically address the uncertainties of transitioning to an entirely low-carbon portfolio at this time.

●	“Risks Related to Our Industry and Overall Business”

1.	Our business, financial results, and prospects are dependent on global aviation demand

2.	Our business depends largely on sales of components for a single aircraft program, the B737 MAX…

3.	Because we depend on Boeing and Airbus, as our largest customers, our business will be negatively affected if either Boeing or Airbus reduces the number of products it purchases from us…

4.	Our business depends, in part, on securing work for replacement programs.

●	“Risks Related to Our Operations”

1.	Our success depends in part on the success of our research and development initiatives.

2.	Climate change poses significant regulatory, operational and other risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

2.	We note from your response to prior comment four that the projects in your sustainability report were not considered to be either qualitatively or quantitatively material. Provide us with additional detail to support this statement, including the quantitative information requested in our prior comment.

Company Response: The Company’s 2020 Sustainability Report primarily focused on capital projects which reduce energy consumption at the Company’s various sites. The gross cost of these projects was approximately 1.5%, 2%, and .5% of the total purchase of property, plant, and equipment for the periods ending December 31, 2019, December 31, 2020 and December 31, 2021 respectively, and, as a result, these amounts were not material to the Company’s financial condition or results of operations.

3.	We note your response to prior comment five. Please provide additional information explaining how you considered providing disclosure regarding the indirect consequences of climate-related regulation or business trends, including with regard to the individual items noted in our prior comment. Additionally, please clarify whether commitments by your primary customers to achieve carbon neutrality targets are expected to impact demand, competition, or opportunities, or have other indirect consequences.

Company Response: As provided in response five in the Initial Response Letter, the commercial aerospace industry OEMs continually evaluate their product offerings and development pipelines and have made certain commitments to achieving carbon neutrality targets. As the commercial aerospace industry moves towards the goal of carbon neutrality by 2050, existing products may be replaced by products the Company does not currently manufacture.

While the Company is a design and manufacturing partner to our customers, the Company is not an OEM. As a result, the Company cannot provide specific timelines due to the fact that potential replacement aircraft platforms have not been fully planned by its customers or designed or engineered for manufacturability. The Company does not have specific knowledge of whether, and the timeframe over which, these products may come to market, or what the investment required to build these products could be.

As referenced above and in the Initial Response Letter, changes in the products the Company’s customers offer to airlines, driven by the global response to climate change, have the potential to impact demand for products the Company currently manufactures. Specifically, as stated in the risk factor captioned “Risk Factors – Our business depends, in part, on securing work for replacement programs” in the Form 10-K, the Company is not guaranteed to win work content on new products.

If the Company were to win work content on an entirely new product, it is possible there would be material non-recurring investments required to support the manufacture of this product. However, there are no such products pending, and the Company is not in a position at this time to specifically quantify the potential future financial statement risks or benefits.

The existing base of aircraft around the world, the current backlog, the forecasted demand for replacement aircraft over the next twenty years, and the long-cycle nature of the aviation industry contribute to an environment where the Company expects to receive significant advance notice on when potential new aviation products may come to market in significant enough numbers. At such time, the Company will evaluate and address the risks and provide disclosure as required.

4.	We note your response to prior comment six and reissue in part. Please provide quantitative information for each of the periods covered by your Form 10-K to substantiate your conclusion that weather-related damages to your property or operations and the cost of insurance were not material, and explain whether increased amounts are expected in future periods.

Company Response: As noted in the Company’s response to comment six in the Initial Response Letter, there were no weather-related damages experienced during the periods covered by the Form 10-K. As previously stated, the Company has experienced increased premium rates to its physical damage insurance, but when evaluating materiality, the Company’s global cost of property insurance represented on average less than .2% of the total cost of sales for each of the reported periods in the Form 10-K. As a result, neither the total premiums paid nor the increases in the premiums were material to the Company’s financial condition or results of operations.

5.	We note from your response to prior comment eight that you do not currently purchase or sell a material amount of carbon credits or offsets. Please provide us with additional detail regarding your purchases or sales of carbon credits or offsets, including the quantitative information requested in our prior comment.

Company Response: The Company’s purchases and sales of carbon credits represented on average less than .002% of the total cost of sales for each of the reported periods in the Form 10-K, and, as a result, these amounts were not material to the Company’s financial condition or results of operations. The Company’s current forecast suggests that purchases and sales of carbon credits will likely continue to comprise approximately the same percentage of its cost of sales, and, as a result, are expected to continue not to be material.

The Company appreciates your consideration of the foregoing responses. Please contact the undersigned (by telephone at (316) 523-7132 or by email at mark.j.suchinski@spiritaero.com) if you have any questions.

Very truly yours,

/s/ Mark Suchinski

Mark Suchinski

Senior Vice President, Chief Financial Officer

Spirit AeroSystems Holdings, Inc.

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